Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

September 7, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mindy Rotter

Re:	First Trust Alternative Opportunities Fund (the “Fund” or “Registrant”)
Annual Shareholder Report on Form N-CSR for the Fiscal Year Ended March 31, 2023
File Nos. 333-213003 and 811-23179

Dear Ms. Rotter:

The purpose of this letter is to respond to oral comments provided by the U.S. Securities and Exchange Commission (“SEC”) on August 30, 2023 regarding its recent review of the Fund’s Annual Report on Form N-CSR for the reporting period ended March 31, 2023 (the “Annual Report”).

For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

The Fund’s responses to your comments are as follows:

1.	Comment: Please explain in correspondence why the Schedule of Investments was not categorized in accordance with Regulation S-X 12-12, fn. 2, and confirm that such categorizations will be disclosed going forward.

Response: The Registrant acknowledges the staff’s comment and notes that the Schedule of Investments was categorized by the type of investment as required by footnote 2 of Regulation S-X 12-12. Going forward, the Registrant will also categorize the Schedule of Investments by related industry, country or geographic region of the investment, as applicable.

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We trust that the foregoing is responsive to your comments.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain